January 19, 2005

Mail Stop 0305

George Furla
Chief Executive Officer
Family Room Entertainment Corporation
8530 Wilshire Blvd, Suite 420
Beverly Hills, CA  90211

Re:	Family Room Entertainment Corporation
	Form SB-2 filed December 23, 2004
      File No. 333-121628

Dear Mr. Furla:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2``

General
1. We note that you intend to register 49,375,000 shares of common stock that are issuable upon conversion of an aggregate $2,000,000 in convertible debentures issued in connection with a November 2004 financing involving the selling security holder, Longview Equity Fund. We also note that in your footnote disclosure to the calculation of registration fee table, you indicate that the conversion feature includes a 50% reserve and a one year interest at a fixed conversion price of $.15 per share at the investor`s election or at Family Room Entertainment`s election. Please explain.


``Cover Page
2. Please tell us why you refer to 15,635,000 reserve shares on the cover page and 18,125,000 reserve shares in your offering section.
3. Please further organize the disclosure in this section to comply with the requirements of Rule 421(d) of Regulation C.

Prospectus Summary, pages 1 - 7
`4. We believe that you should be able to describe your activities more precisely than you do. Your activities appear to require less than a $1 million in revenue and less than $300 in cash as of your most recent audited year. That does not seem like a lot for "key aspects of motion picture entertainment, including production, production services, finance and distribution." Either revise to more closely describe what you do or supplementally advise us how you are able to do the broader description on your budget.
5. We suggest that you disclose here that you have a total of six employees to help provide a context for the discussion of your subsidiaries.
6. Also disclose the amount of revenues and income/loss attributable to each subsidiary for the past audited period.
7. When you discuss your revenues and income/loss, please also disclose the fact that your principals are not drawing salaries to help put those numbers in context.

```Risk Factors, page 6
8. Please discuss the risks of dilution to existing stockholders.

The production, completion and distribution of feature films require a significant amount of capital, page 6
9. Please quantify the average amount needed for each of these categories for a typical Hollywood film so that investors can gauge your ability to perform these functions.


Risks related to our stock, page 8
Please add a risk that your method of funding by issuing debt that converts at either a fixed low price or at a discount may have the effect of setting a ceiling on your stock as investors convert and sell in large amounts. 10.
Dilution - page 9
11. Supplementally demonstrate how you obtained each of the per share figures included in your dilution table. Specifically, please show us your computation of net tangible book value before and after the offering, both at gross and on a per share basis. Illustrate how you derived the $1,766,139 net proceeds received from the sale. Indicate the number of outstanding common shares assumed to be outstanding before and after the offering. Finally, please tell us what the "Offering Price per share of Common Stock" represents. We may have further comment upon review of your response.

Use of Proceeds, page 24
12. We note that you plan to use approximately $2.9 million to purchase acquisition rights and or for independent film productions.
To the extent feasible, please provide disclosure as required by Instruction no. 2 of Item 504 of Regulation S-B.

```Management`s Discussion and Analysis, pages 35

Liquidity and capital resources, page 14
Please quantify your cash requirements for the next twelve months and for longer than one year. 13.
14. We note your discussion that management believes that your current assets will be sufficient to meet operating expenses and capital expenditures. We also note that you state on page 16 that the
Company`s work force is expected to remain at the same level over the next twelve months. The Company has not generated cash from operations during the two years ended June 30, 2004, incurred approximately $3 million in S,G&A expenses for the year ended June 30, 2004, and has approximately $425 thousand in current assets at September 30, 2004 as well as financing of approximately $1.7 million as of November 17, 2004. It is not clear to the reader how you intend to finance operations for at least the next twelve months given the conditions noted above. Management`s Discussion and Analysis is intended to provide a narrative explanation of a company`s financial statements that enables investors to see the company through the eyes of management and should provide the context within which the financial statements should be analyzed, including known trends, events, demands, and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. In particular, the Liquidity and Capital Resources section should emphasize your planned needs for cash required and sources of cash.
Please expand your discussion in this area to include a discussion of the following:

* The amounts considered to be fixed on-going costs of the business and how management intends to finance those costs.
* The amounts you believe will be required to be raised to fund the business. This should also include any plans that address the need for funds to finance future filmed entertainment acquisition
* Include a discussion that incorporates the most important matters on which you focus in evaluating financial condition and operating performance.
* MD&A should not be merely a restatement of financial statement information in narrative terms. Accordingly, provide a discussion of why the material items noted in the cash flows discussion changed in the manner that they did during the periods presented.

Our Business, page 18
15. Please clarify and expand disclosure to provide more specific information on the following statements:

- Technological developments...could make competing delivery systems economically viable and could significantly impact the home video market and generally, as a consequence, FMLY`s home video revenues.

- New Technologies, page 23. However, as a holder of entertainment copyrights, the FMLY monitors these new media possibilities.

- FMLY Feature Film Production, page 24. Define "gap" financing and
"completion bonds."
`
FMLY Feature Film Production, page 24
16. Quantify the percentage of your revenues attributable to each of the tasks you mention in the third sentence of this section.
17. Revise the table that begins on page 25 into separate tables based on what function you performed and disclose the percentage of revenues or dollar amount you received from each.
18. Revise the first bullet on page 26 to explain why you believe the film will not have an overall positive impact on your bottom line.
19. We note that the third bullet point on page 26 refers to "our" latest Steven Seagul action picture. Please revise to clarify precisely how it is "your" picture. Do you mean that you will get 100% of the profits after salaries are paid? Similarly revise each bullet which might confuse an investor because of ambiguous language, in event that you will receive less than 100% of the profits from the film you name.
20. Revise the fourth bullet to disclose the amount you received from the completion of the first cycle of distribution of the two films.

Executive Compensation, page 37
21. Please indicate that you are also providing information for fiscal year 2002 as your tables illustrate.
22. Please revise to remove references to "missing graphic reference" and provide the omitted footnote disclosure.

Certain Relationships and Related Transactions, page 39
23. For the following, please revise to disclose the name of the person, their relationship to you, the nature of the person`s interest in the transaction and the amount of such interest relating to the producer fees and certain contractual agreements with third party film producers during:

- the six months ending December 31, 2002;
- three months ended September 30, 2003;
- and fiscal year ending June 20, 2004,

Selling Shareholders, page 40
``````````````24. Please reconcile the disclosure indicating that you will not receive any proceeds from the exercise of the warrants with your statements on page 10 where you state that if the warrants are exercised, the maximum proceeds you will receive are $3,900,000.

Recent Sales of Unregistered Securities, page 47
25. For each transaction you describe as deemed to be exempt under
Section 4(2) of the Securities Act of 1933 or Rule 506 of
Regulation
D as a sale of securities not involving a public offering, describe the facts relied upon to make the exemption available.

Financial Statements

Note 3. Accounts Receivable, page F-14
26. Supplementally explain the specific nature of the accounts receivable. Exactly what did your customer acquire from you? In this regard, it appears that you recorded an $82,500 reserve balance against a customer receivable in fiscal 2003. Please supplementally explain why this reserve was necessary, and describe the reasons that you continue to do business with that same customer in fiscal 2004.

Notes to the Consolidated Financial Statements

Film Costs and Revenue - page F-16
27. The amount of royalty revenue is material and represents approximately 50% of revenue for the year ended June 30, 2004. Please expand your revenue recognition policy to separately address royalty revenue and any other ancillary revenue streams that are material or are expected to be material in the near future.

Related Party Transactions - page F24
28. We noted that the Company`s CEO and COO share producers fees with the Company and that these amounts are not included in the financial statements of the Company. It appears that these amounts should be recorded as both revenue to the Company and compensation to the employees, at a minimum. Please supplementally describe to us your rationale for this accounting.

Note 4. Film Costs, pages F-14 and F-15
29. We assume that these schedules pertain exclusively to theatrical films as contemplated by paragraph 52 of SOP 00-2. Please revise the filing to clarify.
30. You appear to have transferred film costs from the "Released" column to the "Pre-Production" column in fiscal 2004. Supplementally explain why such a transfer would be necessary. Was there any related impact upon film cost amortization and/or write-offs? Why or why not?
31. Please discuss the events and circumstances that resulted in each of the individually significant project write offs recorded in fiscal
2003 and 2004. Indicate the stage of development of each such project and whether any related costs remained on your books.

******

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


      You may contact Robert Perdue, Staff Accountant, at (202)
824-
5536 or Margery Reich, Review Accountant at (202) 942-1839 if you have questions regarding comments on the financial statements and related matters. Please contact Johanna Vega Losert, Attorney-Advisor, at (202) 942-2931 or the undersigned at (202) 942-1850 with any other questions.


      Regards,


							Max Webb
							Assistant Director








cc: 	via facsimile:  949-851-9262
Owen Naccarato, Esq.
Naccarato & Associates
18301 Von Karman Avenue, Suite 430
Irvine, California  92612


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Family Room Entertainment Corporation
January 19, 2005
Page 8